UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of July 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Wins GSMA Asia Mobile Award for Best Mobile Technology Breakthrough - Asia

Project mangOH™ open hardware reference designs for IoT recognized for technology innovation at Mobile World Congress Shanghai

SHANGHAI--(BUSINESS WIRE)--July 6, 2016--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced that mangOH™ Open Hardware for IoT won the GSMA’s Best Mobile Technology Breakthrough – Asia Award at Mobile World Congress Shanghai.

mangOH is the industry’s only open hardware purpose built for cellular, with industrial-grade components that can be used to manufacture connected products. From idea, to prototype, to production, mangOH reference designs provide industrial-grade sensor-to-cloud platforms for building wireless IoT solutions. Designs are published under a business-friendly open source license, which allows IoT developers to prototype and test ideas in days instead of months, with minimal investment. Just as the Mini Card standard simplified development for the laptop, tablet, and networking industry, mangOH provides plug and play hardware for IoT developers.

“We are truly honoured to receive this award, which recognizes our technology leadership in IoT and our continuous efforts to innovate,” said Philippe Guillemette, Chief Technology Officer at Sierra Wireless. “Project mangOH provides IoT developers with open source, ready-to-use, extensible hardware that also leverages our open source Legato™ software framework. Turning IoT concepts into reality is now at everyone’s fingertips, in a matter of weeks instead of months. We believe that using and creating open source technologies is mandatory for realizing IoT’s potential.”

“We extend our congratulations to all of the winners and nominees at our first Asia Mobile Awards here at Mobile World Congress Shanghai,” said Michael O’Hara, Chief Marketing Officer, GSMA. “The AMOs recognise everything from game-changing mobile devices and technologies to applications and services available in all Asian markets, but perhaps more importantly, they underscore the hugely positive impact of mobile communications for people, business and society. Many thanks to all of our entrants, judges, sponsors and partners for supporting the 2016 Asia Mobile Awards.”

The Asia Mobile Awards are the sister awards programme to the Glomos – or Global Mobile Awards – the mobile world’s leading stage for industry recognition. They are designed to honour achievement, excellence and innovation in mobile communications across the dynamic and incredibly diverse Asia-wide region. Awards are presented across five categories, including Best Mobile Apps, Connected Lifestyle, Mobile Devices, Technology Innovation and Outstanding Achievement, all of which underscore the extraordinarily positive impact of mobile communications for people, business and society. For more information, visit http://www.asiamobileawards.com.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. Visit www.sierrawireless.com for more information.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

“mangOH” and “Legato” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

CONTACT:
Sierra Wireless
Media Relations
Kim Homeniuk, +1 604-233-8028
pr@sierrawireless.com
or
Investor Relations
David Climie, +1 604-321-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	July 5, 2016